UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

EXPLANATORY NOTE

On November 16, 2022, REE Automotive Ltd. (the “Company” or “REE”) issued a press release (the “Q3 Press Release”) and hosted a conference call (the “Q3 Earnings Call”) in conjunction with the public release of its third quarter 2022 financial results. The Company hereby supplements certain information provided in the Q3 Press Release and Q3 Earnings Call relating to (1) the number of customers that have placed firm orders for the Company’s test vehicles and (2) the number of test vehicles ordered by those customers, and to provide an update to this information as of December 31, 2022.

Customer Test Vehicle Orders

	September 30, 2022	November 16, 2022	December 31, 2022
Customers who have placed firm orders for test vehicles	0	2	4
Number of test vehicles ordered	0	3	12

As the Company has previously explained, orders by customers for test vehicles present an opportunity for potentially receiving additional orders in the future. The Company reiterates its focus on the long-term opportunity that test-vehicle orders represent rather than the number of test vehicles ordered. Accordingly, going forward the Company may not disclose the numbers of test vehicles ordered.

Incorporation by Reference

The information contained in this Report of Foreign Private Issuer on Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statements, including its registration statement on Form S-8 (File No. 333-261130) and registration statement on Form F-3 (File No. 333-266902), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would,” “outlook” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships, objectives and expectations for our business, the impact of trends on and interest in our business, intellectual property or product and its financial outlook and future results, operations and financial performance and condition.

These forward-looking statements are based on information available as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risks that could affect REE’s future performance and could cause actual results to differ from those projected in forward-looking statements include, but are not limited to: REE’s ability to commercialize its strategic plan; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products, including its ability to complete testing and subsequently produce and market the Proxima Powered by REE and the REE P7-B; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the ongoing COVID-19 pandemic and any other worldwide health epidemics or outbreaks that may arise; and adverse global conditions, including macroeconomic and geopolitical uncertainty; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2022 and in subsequent filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2023	REE Automotive LTD.

	By:	/s/ Avital Futterman
Name: Avital Futterman
Title: General Counsel

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